UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 1-9894

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

ALLIANT ENERGY CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIANT ENERGY CORPORATION
4902 North Biltmore Lane
Madison, Wisconsin 53718

REQUIRED INFORMATION

The following financial statements and schedules of the Alliant Energy Corporation 401(k) Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith.

Page 1 of 15 pages
Exhibit Index is on page 14

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013

AND FOR THE YEAR ENDED DECEMBER 31, 2014,

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2014, AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Total Compensation Committee and
Participants of the Alliant Energy
Corporation 401(k) Savings Plan
Madison, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Alliant Energy Corporation 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedure included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated where the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
June 24, 2015

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2014	December 31, 2013
Investments (Refer to Notes 6 and 7)	$914,646,885	$852,132,955
Notes receivable from participants	10,602,676	10,736,886
Net assets available for benefits at fair value	925,249,561	862,869,841
Adjustments from fair value to contract value for fully benefit-responsive investment contracts (Refer to Note 2)	(376,716)	(53,456)
Net assets available for benefits	$924,872,845	$862,816,385

The accompanying Notes to Financial Statements are an integral part of these statements.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31,
2014
Net assets available for benefits - beginning of year	$862,816,385
Contributions:
Cash contributions from employees	33,842,248
Cash contributions from employer	22,165,937
Rollovers from other qualified plans	1,955,862
Investment income:
Interest and dividends	18,786,930
Net appreciation in fair value of investments (Refer to Note 6)	53,298,841
Net investment income	72,085,771

Interest income on notes receivable from participants	449,436
Distributions to participants	(68,442,794)
Net increase	62,056,460
Net assets available for benefits - end of year	$924,872,845

The accompanying Notes to Financial Statements are an integral part of this statement.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND
FOR THE YEAR ENDED DECEMBER 31, 2014

(1) DESCRIPTION OF THE PLAN
The Alliant Energy Corporation 401(k) Savings Plan (the Plan) is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code), as amended, and meets the applicable requirements of the Employee Retirement Income Security Act of 1974, as amended. The following brief description of the Plan is provided for general information purposes only. More complete information regarding the Plan is provided in the plan document and summary plan description, which have been made available to all eligible Plan participants (participants). The Plan is administered by the Alliant Energy Corporation Total Compensation Committee (the Committee) and the Plan sponsor is Alliant Energy Corporate Services, Inc. (a direct subsidiary of Alliant Energy Corporation). The Committee reserves the right to terminate, amend or modify the Plan if future conditions warrant such action.

Any regular employee of Alliant Energy Corporation and its participating subsidiaries (the Company) age 18 and over may participate in the Plan. Regular full-time employees and regular part-time employees customarily scheduled to work at least half-time may participate immediately following 30 days of service. Part-time employees customarily scheduled to work less than half-time may participate after 12 months of service during which he or she has earned at least 1,000 paid hours. An initial automatic 3% pre-tax employee contribution rate has been applied to newly hired employees, unless the employee made a contrary election within 30 days of their hire date. This automatic pre-tax employee contribution rate increased to 6% for new employees hired on or after December 14, 2014.

An Employee Stock Ownership Plan is in place within the Plan. Under these provisions, participants have the option to elect to receive cash for any dividends paid on Company common stock within the Plan or to have the dividends reinvested in additional shares based on the current market price.

The Company provides matching contributions of $0.50 for each $1 contributed by the participant up to the first 8% of each respective participant’s eligible compensation. In addition, the Company provides a contribution into each active employee’s 401(k) account each pay period based on a percentage of their eligible compensation (non-elective Company cash contribution) as follows:

Age Plus Years of Service	Company Contribution
Less than or equal to 49	4%
50 - 69	5%
70+	6%

Company matching contributions and the non-elective Company cash contributions are invested at each participant’s discretion. Participants may subsequently re-designate the distribution of future contributions or transfer existing balances between investment funds on a daily basis, subject to the limits set forth in the Plan.

An “additional” Company contribution is contributed to the accounts of active participants, as of the last day of the Plan year, who contributed at least the maximum level of their compensation eligible to be matched by the Company and did not receive the maximum level of Company matching contributions based on their contributions during the Plan year. The amount of the “additional” Company contribution is the difference between the maximum level of Company matching contributions based on the participants contributions during the Plan year and the amount of Company matching contributions previously received by the participant during the Plan year.

There are certain exceptions to the Company matching contributions and non-elective Company cash contributions described above for bargaining unit employees. These exceptions are dependent on the bargaining unit in which the employee participates and the employee’s date of hire. These exceptions include certain employees being ineligible for the non-elective Company cash contribution and the Company matching contribution being limited to $0.50 for each $1 contributed by the participant up to the first 6% of each respective participant’s eligible compensation. In addition, certain eligible bargaining unit employees received a one-time additional Company contribution of $1,000 in 2014.

Employee contribution limits for 2014 were as follows:

Eligible employee annual contribution limit as a percentage of compensation	50%
Maximum annual contribution limit (a)	$17,500

(a)
Participants who were at least age 50 by December 31, 2014 were eligible to make additional catch-up contributions of up to $5,500 in 2014. These additional catch-up contributions were not eligible for any Company match.

Participants are immediately vested in their respective employee and employer contributions, except for the non-elective Company cash contribution which is subject to a three year cliff vesting schedule for all new hires. At December 31, 2014 and 2013, forfeited nonvested accounts totaled $62,385 and $28,372, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2014, employer contributions were reduced by $124,506 from forfeited nonvested accounts.

Contributions under the Plan are held and invested, until distribution, in a Trust Fund maintained by J.P. Morgan Chase Bank, National Association (the Trustee or JPMorgan). Individual accounts are maintained by Great-West Financial Retirement Plan Services, LLC ( the Recordkeeper, or Empower Retirement) for each participant. Each participant’s account is credited with the participant’s contributions, Company contributions and an allocation of Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

The Plan has provisions under which participants who are active employees may take loans up to the lesser of $50,000 or 50% of their total account balance (a $1,000 minimum loan amount and a maximum of three loans for each participant also apply). The Committee determines the loan interest rate pursuant to the Plan. Interest rates on participant loans outstanding ranged from 4.25% to 10.50% at both December 31, 2014 and 2013. Principal and interest are repaid bi-weekly through employee payroll deductions.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting - The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Accounting for Fully Benefit-Responsive Contracts - In accordance with Financial Accounting Standards Board authoritative guidance, which defines reporting of fully benefit-responsive contracts held by defined-contribution pension plans, the statements of net assets available for benefits present investments at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Certain events, such as a Plan termination or merger, initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Committee believes the likelihood of events occurring that may limit the ability of the Plan to transact at less than contract value is less than probable.

(c) Valuation of Investments and Income Recognition - The Plan’s investments are stated at fair value. All guaranteed investment contracts held by the Plan are fully benefit-responsive contracts and at December 31, 2014 and 2013 all were synthetic. The synthetic guaranteed investment contracts are comprised of investments in common collective trusts owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate. The contract value of all guaranteed investment contract investments was $79,382,548 and $73,767,798 at December 31, 2014 and 2013, respectively. The approximate fair value of these investments was $79,759,264 and $73,821,254 at December 31, 2014 and 2013, respectively, based on the fair value of the underlying assets. The guaranteed investment contract wrappers provide protection when the market value of the underlying assets is less than the contract value. The weighted average yields for the guaranteed investment contracts based on annualized earnings on December 31, 2014 and 2013 were 1.57% and 1.41%, respectively. The weighted average yields for the guaranteed investment contracts based on the interest rate credited to participants on December 31, 2014 and 2013 were 1.67% and 1.67%, respectively. All other Plan investments are carried at fair value as determined by quoted market prices or the net asset value (NAV) of shares held by the Plan on the valuation date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Investment transactions are recorded on the trade date.

(d) Net Appreciation in Fair Value of Investments - Net realized and unrealized appreciation is recorded in the accompanying statement of changes in net assets available for benefits as “Net appreciation in fair value of investments.”

(e) Notes Receivable from Participants - Participant loans are carried at their unpaid principal balance, plus any accrued but unpaid interest.

(f) Payment of Benefits - Benefit payments to participants are recorded when paid.

(g) Expenses - All expenses paid through the Plan are recorded with investment earnings (losses) in the accompanying statement of changes in net assets available for benefits. Recordkeeping fees are reported separate from investment earnings on individual participant statements and are paid by the Plan participants. Investment management fees are paid from investment earnings prior to crediting earnings to the individual participant account balances, but can be identified in the investment fund information supplied to participants from Empower Retirement (the Recordkeeper). Certain other Plan administrative expenses are absorbed by the Company. Expenses incurred in maintaining Self-Managed Brokerage Accounts are the responsibility of the respective Plan participants.

(h) Use of Estimates - The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(i) Risk and Uncertainties - The Plan invests in various investments, including registered investment companies, common/collective trusts, common stock of the Company and synthetic investment contracts. The Plan also offers a Self-Managed Brokerage Account option which allows participants to invest in a wide range of mutual funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(j) New Accounting Pronouncements - In May 2015, the FASB issued an accounting standard which removes the requirement to categorize investments within the fair value hierarchy for which fair values are measured using the net asset value per share practical expedient. Under the new standard, the disclosure requirements for investments that calculate a net asset value per share will be limited to those investments where the entity uses the practical expedient for measuring fair value. The Plan is required to adopt this standard on January 1, 2016 and early adoption is permitted. The standard is to be applied retrospectively once adopted. Under the new standard, investments in common/collective trusts which had fair values of $435,209,255 and $395,247,603 at December 31, 2014 and 2013, respectively, categorized at Level 2 would no longer be included in the fair value hierarchy table. As of December 31, 2014 the standard was not adopted by the Plan.

(3) TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated April 17, 2014, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since applying for and receiving the determination letter. The Committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Committee believes the Plan is no longer subject to income tax examinations for years prior to 2011.

(4) PLAN TERMINATION PROVISIONS
Upon termination of the Plan in its entirety, each participant is entitled to receive, in accordance with the terms of the Plan, the entire balance in their account. The Company has no intention to terminate the Plan.

(5) WITHDRAWALS AND DISTRIBUTIONS
Withdrawals from participants’ account balances are allowed when participants who are actively employed reach age 59-1/2. Withdrawals are also allowed due to special “hardship” circumstances. Distributions from the Plan will be made upon termination of employment (by retirement, death, disability or otherwise) if the participant’s account balance is less than $5,000. Beneficiaries of deceased employees can remain in the Plan. If a withdrawing participant’s account balance is less than $5,000, and the participant does not make an election to either have the account paid as a direct rollover or as a cash payment, the distribution will be paid as a direct rollover to an individual retirement account established for the participant. If a withdrawing participant’s account balance exceeds $5,000, the participant may elect to defer payment until he or she is age 70-1/2. Distributions can be either in the form of a lump sum, partial distribution or substantially equal annual installments. The unpaid portion of all loans made to the participant, including accrued interest, will be deducted from the amount of the participant account to be distributed. Distributions payable to participants at December 31, 2014 and 2013 were $0.

(6) INVESTMENT INFORMATION
Investments held which were greater than 5% of the Plan’s net assets available for benefits as of December 31 were as follows:

	2014	2013
State Street Global Advisors S&P 500 Index Fund, 3,817,629 and 3,894,465 class N shares, respectively	$164,379,460	$147,537,920
Alliant Energy Corporation common stock, 1,755,101 shares and 1,888,580 shares, respectively (a)	116,573,831	97,450,725
American Funds EuroPacific Growth Fund, 2,446,378 and 2,305,608 class R6 shares, respectively	115,199,955	113,043,978
Winslow Large Cap Growth Fund, 2,690,733 and 2,881,005 class I shares, respectively	92,911,015	89,858,534
Dodge & Cox Stock Fund, 503,264 and 496,787 shares, respectively	91,060,540	83,892,468
JPMorgan Intermediate Bond Fund, 5,287,756 and 5,006,847 shares, respectively (a)	79,739,353	73,800,920
State Street Global Advisors U.S. Bond Market Index Fund, 5,860,525 and 4,932,711 class C shares, respectively	77,089,351	61,239,602
PIMCO Total Return Fund, 5,911,834 and 6,199,534 class I shares, respectively	63,020,151	66,273,020

(a)	Represents party known to be a party-in-interest to the Plan.

During 2014, the Plan’s investments, including gains and losses on investments acquired and disposed of, as well as held during the year, appreciated (depreciated) in value as follows:

Alliant Energy Corporation common stock (a)	$26,820,296
State Street Global Advisors S&P 500 Index Fund	19,934,115
Winslow Large Cap Growth Fund	9,042,144
Dodge & Cox Stock Fund	5,942,445
State Street Global Advisors U.S. Bond Market Index Fund	3,882,329
Perkins Mid Cap Value Fund	1,116,845
Wellington Mid Cap Growth Fund	653,914
Self-Managed Brokerage Accounts	201,276
Vanguard Inflation-Protected Securities Fund	7,781
Vanguard Short-Term Inflation-Protected Securities Index Fund	(38,649)
PIMCO Total Return Fund	(86,576)
Vanguard Selected Value Fund	(962,935)
Aberdeen Emerging Markets Fund	(1,128,920)
Columbia Multi-Advisor Small Cap Value Fund	(1,358,303)
American Funds EuroPacific Growth Fund	(4,730,150)
Buffalo Small Cap Fund	(5,996,771)
Net appreciation in fair value of investments	$53,298,841

(a)	Represents party known to be a party-in-interest to the Plan.

(7) FAIR VALUE MEASUREMENTS
Valuation Hierarchy and Techniques - Fair value measurement accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy and a description of the Plan’s assets and valuation techniques for each are as follows:

Level 1 - Pricing inputs are quoted prices available in active markets for identical assets or liabilities as of the reporting date. Level 1 Plan assets include investments in registered investment companies and common stocks and are valued at the closing price reported in the active market in which the individual securities are traded. Assets of participant-directed brokerage accounts at December 31, 2014 and 2013 were limited to investments in registered investment companies.

Level 2 - Pricing inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 Plan assets include investments in common/collective trusts, which are valued at the NAV of shares held by the Plan which is based on the fair market value of the underlying investments of the common/collective trusts. The common/collective trusts underlying assets primarily consist of traded securities that have a variety of investment strategies including domestic and international equity and fixed income funds.

Level 3 - Pricing inputs are unobservable inputs for assets or liabilities for which little or no market data exist and require significant management judgment or estimation. Level 3 Plan assets include synthetic guaranteed investment contract wrappers. The fair value of synthetic guaranteed investment contract wrappers are calculated using a replacement cost methodology based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. The difference between the present value of the replacement cost and the present value of the actual cost represents the fair value of the synthetic guaranteed investment contract wrappers. The fair value of all synthetic guaranteed investment contract wrappers was $19,911 and $20,331 at December 31, 2014 and 2013, respectively.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Fair Value Measurements - Items subject to fair value measurements disclosure requirements at December 31, 2014 and 2013 were as follows:

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2014:
Registered investment companies:
International - developed markets	$115,199,955	$115,199,955	$—	$—
U.S. large cap value	91,060,540	91,060,540	—	—
Fixed income funds	64,844,597	64,844,597	—	—
U.S. small cap growth	34,799,235	34,799,235	—	—
U.S. mid cap value	19,169,116	19,169,116	—	—
U.S. small cap value	16,724,276	16,724,276	—	—
International - emerging markets	15,348,193	15,348,193	—	—
Common/collective trusts:
U.S. large cap core	164,379,460	—	164,379,460	—
Fixed income funds	156,828,704	—	156,828,704	—
U.S. large cap growth	92,911,015	—	92,911,015	—
U.S. mid cap growth	18,985,864	—	18,985,864	—
Liquidity funds	2,104,212	—	2,104,212	—
Common stocks	116,573,831	116,573,831	—	—
Participant-directed brokerage accounts	5,697,976	5,697,976	—	—
Synthetic guaranteed investment contract wrappers	19,911	—	—	19,911
Total assets at fair value	$914,646,885	$479,417,719	$435,209,255	$19,911

	Fair Value Measurements	Level 1	Level 2	Level 3
Assets at December 31, 2013:
Registered investment companies:
International - developed markets	$113,043,978	$113,043,978	$—	$—
U.S. large cap value	83,892,468	83,892,468	—	—
Fixed income funds	67,924,585	67,924,585	—	—
U.S. small cap growth	40,539,357	40,539,357	—	—
U.S. mid cap value	16,830,431	16,830,431	—	—
U.S. small cap value	16,567,940	16,567,940	—	—
International - emerging markets	16,518,113	16,518,113	—	—
Common/collective trusts:
U.S. large cap core	147,537,920	—	147,537,920	—
Fixed income funds	135,040,522	—	135,040,522	—
U.S. large cap growth	89,858,534	—	89,858,534	—
U.S. mid cap growth	17,858,321	—	17,858,321	—
Liquidity funds	4,952,306	—	4,952,306	—
Common stocks	97,450,725	97,450,725	—	—
Participant-directed brokerage accounts	4,097,424	4,097,424	—	—
Synthetic guaranteed investment contract wrappers	20,331	—	—	20,331
Total assets at fair value	$852,132,955	$456,865,021	$395,247,603	$20,331

(8) RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of common trust funds managed by an affiliate of the Trustee and shares of common stock of the Company. As of December 31, 2014 and 2013, the Plan held 1,755,101 and 1,888,580 shares of Alliant Energy Corporation common stock with a cost basis of $61,807,963 and $62,872,861, respectively. In 2014 and 2013, the Plan recorded dividend income of $3,726,745 and $3,715,776, respectively, from investments in common stock of the Company. These transactions qualify as exempt party-in-interest transactions.

(9) RECONCILIATION TO FORM 5500
Net assets available for benefits in the accompanying financial statements report fully benefit-responsive investment contracts at contract value, however, the contracts are recorded at fair value in the Plan’s Form 5500. If applicable, distributions payable to participants are not included as a liability within net assets available for benefits in the accompanying financial statements, however, they are recorded as liabilities in the Plan’s Form 5500. The following table reconciles net assets available for benefits per the financial statements to the Plan’s Form 5500 as filed by the Company:

	2014	2013
Net assets available for benefits per financial statements	$924,872,845	$862,816,385
Adjustments:
Fair value to contract value for fully benefit-responsive investment contracts	376,716	53,456
Deemed distributions of participant loans	(161,598)	(131,016)
Amounts reported per Form 5500	$925,087,963	$862,738,825

The following table reconciles the net increase in net assets available for benefits per the financial statements to the Form 5500 as filed by the Company for 2014:

Net increase
Amounts reported per financial statements	$62,056,460
Adjustments:
Changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts	323,260
Deemed distributions of participant loans during 2014	(30,582)
Amounts reported per Form 5500	$62,349,138

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

Identity of issue, borrower,	Description of investment including maturity date,
lessor, or similar party	rate of interest, collateral, par or maturity value	Cost (a)	Current Value
Registered Investment Companies	American Funds EuroPacific Growth Fund, 2,446,378 class R6 shares		$115,199,955
	Dodge & Cox Stock Fund, 503,264 shares		91,060,540
	PIMCO Total Return Fund, 5,911,834 class I shares		63,020,151
	Buffalo Small Cap Fund, 1,100,893 shares		34,799,235
	Vanguard Selected Value Fund, 675,445 shares		19,169,116
	Columbia Multi-Advisor Small Cap Value Fund, 2,329,286 class R5 shares		16,724,276
	Aberdeen Emerging Markets Fund, 1,137,746 Institutional shares		15,348,193
	Vanguard Short-Term Inflation-Protected Securities Index Fund, 75,359 Admiral shares		1,824,446
Common/Collective Trusts	State Street Global Advisors S&P 500 Index Fund, 3,817,629 class N shares		164,379,460
	Winslow Large Cap Growth Fund, 2,690,733 class I shares		92,911,015
	JPMorgan Intermediate Bond Fund (b), 5,287,756 shares		79,739,353
	State Street Global Advisors U.S. Bond Market Index Fund, 5,860,525 class C shares		77,089,351
	Wellington Mid Cap Growth Fund, 989,878 shares		18,985,864
	JPMorgan Liquidity Fund (b), 2,104,212 shares		2,104,212
Corporate Stocks: Common	Alliant Energy Corporation common stock (b), 1,755,101 shares		116,573,831
Investment Contracts	Transamerica, 1.50%
	Synthetic Guaranteed Investment Contract Wrapper		19,911
	State Street Bank and Trust Company, 1.78%
	Synthetic Guaranteed Investment Contract Wrapper		—
	Voya Retirement Insurance and Annuity Company (formerly known as ING), 1.88%
	Synthetic Guaranteed Investment Contract Wrapper		—
Participant-Directed Brokerage Accounts	Self-Managed Brokerage Accounts		5,697,976
Participant Promissory Notes (b)	Maximum allowable loan per participant - $50,000
	Various interest rates - 4.25% to 10.50%
	Primarily maturing within 5 years		10,602,676
			$925,249,561

(a)	Cost value is not required to be disclosed for participant-directed investments.

(b)	Represents party known to be a party-in-interest to the Alliant Energy Corporation 401(k) Savings Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Total Compensation Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 24th day of June 2015.

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

/s/ Wayne A. Reschke
Wayne A. Reschke

The foregoing person is a Vice President
of Alliant Energy Corporation and
Alliant Energy Corporate Services, Inc., and the
Chairperson of the Alliant Energy Corporation
Total Compensation Committee.

EXHIBIT INDEX TO ANNUAL REPORT ON FORM 11-K

ALLIANT ENERGY CORPORATION
401(k) SAVINGS PLAN

FOR THE YEAR ENDED DECEMBER 31, 2014

Exhibit No.	Exhibit	Page Number in Sequentially Numbered Form 11-K
23	Consent of Independent Registered Public Accounting Firm	15